Santos Ltd
A.C.N. 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos


02002639

Date: Thu 17 Jan 2002 06:24:00 PM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News release - Santos Reserves Review and ProfitForecast

Number of pages (incl. cover sheet): 3

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

18 January 2002

Santos Reserves Review and Profit Forecast

Santos Limited today announced that the reserves review and reclassification, announced in March 2001, is effectively complete.

As a result of the review Santos will, for the first time, be able to break its reserves into Proved, Probable and Possible categories and be able to measure Contingent Resources, in line with international reporting standards.

Commenting, Managing Director Mr John Ellice-Flint, "Measuring and having confidence in all the components of our reserve base is a fundamental part of the Company's strategy and a cornerstone of performance management. Achieving this has been a substantial task, involving employees throughout the Company assessing 460 fields. For the first time we now have a complete picture of what we have in our reserve base. This gives us confidence in our building blocks for future growth ".

Proved (1P) reserves are estimated to be 316 mmboe at year end 2001.

Proved and Probable reserves (2P) at the end of 2001 are estimated to be 724 mmboe, 13 years of reserve life based on 2001 production. 2P reserves have been adjusted downwards by 169 million barrels of oil equivalent (mmboe), a reduction of 18% on the 2000 year-end level.

Of the 460 fields reviewed, 2P reserve estimates for 77 fields increased, 255 fields remained the same and 128 fields declined. Revisions mostly reflect drilling and seismic results, technical reviews and production performance.

Notwithstanding the reduction, the review identifies over 1,750 petajoules of proved and probable gas (net to Santos) available for new contracts, over and above gas dedicated to covering existing contracts. This provides a firm foundation for new gas contracts.

Around three-quarters of the reduction in 2P reserves is being reclassified as Possible reserves or Contingent Resources. Proved plus Probable plus Possible reserves (3P) have increased by around 200 mmboe to 1,438 mmboe at end 2001. Additionally, Contingent Resources have increased by over 500 mmboe, to 1.2 billion boe at end 2001.

Preliminary unaudited indications are that Santos' 2001 trading results arising from production of 55.7 mmboe (56.0 mmboe in 2000) will be approximately 5% lower than the record 2000 results as a consequence of lower product prices and higher operating expenditure in 2001.

The downward revision of 2P reserves will increase the depletion charge, a non-cash charge to operating profit, by approximately $40 million. Principally, due to the lower trading results and higher depletion charge in 2001, the net profit after tax is expected to be approximately 10% lower than the record 2000 result. This will still be substantially higher than any earnings achieved by Santos prior to 2000.

The Managing Director, Mr John Ellice-Flint announced the review last year, soon after his appointment, as part of the overall review of the Company's strategic direction.

The reserves review has been completed over 95% of Santos' reserve base, comprising both operated and non-operated fields and takes account of drilling and testing undertaken in December 2001 and January 2002. Estimates are preliminary and subject to finalisation. Further details will be provided when the Full Year Results are released on 13 February.

The results have been reviewed by international oil and gas consultants, Gaffney Cline & Associates, who consider that the estimation and reserves processes used are appropriate to providing robust estimates of Santos' reserve position in accordance with international industry practice. The guidelines employed in the reserves review are in general conformity with reserve definitions of the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC).

For further information contact Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)